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    SECURITIES AND EXCHANGE COMMISSION         /------------------------------/
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                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 7)

                    Under the Securities Exchange Act of 1934

                               The Wet Seal, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                      Class A Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961840105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Peter A. Nussbaum
                          S.A.C. Capital Advisors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

                                 SCHEDULE 13D/A

----------------------------------------------------         ------------------
CUSIP NO.      961840105                                     PAGE 2 OF 11 PAGES
----------------------------------------------------         ------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Capital Advisors, LLC
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) /X/
----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            AF
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                           / /

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- -------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
  SHARES                        5,081,264 (including 1,621,100 shares issuable
BENEFICIALLY                    upon exercise of warrants, conversion of notes
 OWNED BY                       or conversion of preferred stock) (see Item 5)
   EACH               --------- -----------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock) (see Item 5)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock) (see
            Item 5)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            (see Item 5)

            9.99% (see Item 5)
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- -------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------------------------------         ------------------
CUSIP NO.      961840105                                     PAGE 3 OF 11 PAGES
----------------------------------------------------         ------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Capital Management, LLC
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) /X/
----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            AF
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                           / /

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- -------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
  SHARES                        5,081,264 (including 1,621,100 shares issuable
BENEFICIALLY                    upon exercise of warrants, conversion of notes
 OWNED BY                       or conversion of preferred stock) (see Item 5)
   EACH               --------- -----------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock) (see Item 5)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock) (see
            Item 5)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            (see Item 5)

            9.99% (see Item 5)
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- -------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------------------------------         ------------------
CUSIP NO.      961840105                                     PAGE 4 OF 11 PAGES
----------------------------------------------------         ------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Capital Associates, LLC
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) /X/

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            OO
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                           / /
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
----------- -------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
  SHARES                        5,081,264 (including 1,621,100 shares issuable
BENEFICIALLY                    upon exercise of warrants, conversion of notes
 OWNED BY                       or conversion of preferred stock) (see Item 5)
   EACH               --------- -----------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock) (see Item 5)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock) (see
            Item 5)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            (see Item 5)

            9.99% (see Item 5)
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- -------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------------------------------         ------------------
CUSIP NO.      961840105                                     PAGE 5 OF 11 PAGES
----------------------------------------------------         ------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Steven A. Cohen
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) /X/

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            AF
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                           / /
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- -------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
  SHARES                        5,081,264 (including 1,621,100 shares issuable
BENEFICIALLY                    upon exercise of warrants, conversion of notes
 OWNED BY                       or conversion of preferred stock) (see Item 5)
   EACH               --------- -----------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock) (see Item 5)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock) (see
            Item 5)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            (see Item 5)

            9.99% (see Item 5)
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- -------------------------------------------------------------------

----------------------------------------------------         ------------------
CUSIP NO.      961840105            13D/A                    PAGE 6 OF 11 PAGES
----------------------------------------------------         ------------------

          Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the "AMENDMENT NO. 7") amends the Schedule 13D filed on November 3, 2004 [File Number 005-41525] (the "ORIGINAL SCHEDULE 13D") as amended on November 9, 2004 (such Original Schedule 13D as amended, "AMENDMENT NO. 1"), as amended on
December 16, 2004 (such Amendment No. 1 as amended, "AMENDMENT NO. 2"), as amended on January 20, 2005 (such Amendment No. 2 as amended, "AMENDMENT NO. 3"), as amended on May 2, 2005 (such Amendment No. 3 as amended, "AMENDMENT NO. 4"), as amended on May 5, 2005 (such Amendment No. 4 as amended, "AMENDMENT NO. 5"), as amended on May 10, 2005 (such Amendment No. 5 as amended, "AMENDMENT NO. 6").

          This Amendment No. 7 is being filed by S.A.C. Capital Associates, LLC ("SAC CAPITAL ASSOCIATES" or "SAC INVESTOR"), S.A.C. Capital Advisors, LLC ("SAC CAPITAL ADVISORS"), S.A.C. Capital Management, LLC ("SAC CAPITAL MANAGEMENT") and Steven A. Cohen ("MR. COHEN" and, together with SAC Capital Associates, SAC Capital Advisors and SAC Capital Management, the "REPORTING PERSONS" or "REPORTING ENTITIES") relating to the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Class A Common Stock of the Company.

          The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Entities to file jointly (the "JOINT FILING AGREEMENT") is referenced as Exhibit 1 hereto (which incorporates by reference Exhibit A of the Original Schedule 13D).

          Prentice Capital Management, LP, a Delaware limited partnership ("PRENTICE CAPITAL MANAGEMENT") manages various investments of SAC Capital Associates, including the SAC Capital Associates' investments in the Company. As a result, the Reporting Entities may also be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with Prentice Capital Management and its affiliates with respect to their investments in the Company. Each Reporting Entity disclaims beneficial ownership of any securities owned by Prentice Capital Management or its affiliates.

          To the extent permitted by law, each Reporting Entity disclaims beneficial ownership of any of the securities covered by this statement.

          Mr. Cohen controls each of SAC Capital Advisors and SAC Capital Management. Accordingly, Mr. Cohen may be deemed to be the beneficial owner of the shares of Common Stock held by SAC Capital Associates for purposes of Rule 13d-3 under the Exchange Act. Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 is being amended and restated as follows:

----------------------------------------------------         ------------------
CUSIP NO.      961840105            13D/A                    PAGE 7 OF 11 PAGES
----------------------------------------------------         ------------------

          As of the date hereof, the Reporting Persons may, in the aggregate, be deemed to beneficially own 5,081,264 shares (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock) of the Common Stock (the "SHARES"). As described in Item 4 of Amendment No. 6, SAC Capital Associates previously acquired Series C Preferred Stock, warrants and notes, which contain a blocker that prevent the exercise of such securities if after such exercise SAC Capital Associates would own more than 9.99% of the Common Stock of the Company (the "Blocker"). If the Blocker were not in place, as of the date hereof SAC Capital Associates may be deemed to own 31,154,813 shares of Common Stock (representing 6,040 shares of Series C Preferred Stock that are initially convertible into 2,013,333 shares of Common Stock and warrants and notes initially exercisable into 29,141,480 shares of Common Stock).

          The Shares were purchased by SAC Capital Associates with its investment capital. The Shares are held by the Reporting Persons in a commingled margin account. Such account is maintained at Goldman Sachs & Co., and may from time to time have debit balances. Since other securities are held in such margin account, it is not possible to determine the amounts, if any, of margin used with respect to purchase of the Shares.


ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

          Item 5 of the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 is being amended and restated as follows:

          (a) As described in Item 3, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to own 5,081,264 shares (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock) of Common Stock. These Shares represent approximately 9.99% of the shares of Common Stock outstanding based upon the 44,630,141 Shares stated to be outstanding by the Company as of June 10, 2005, in the Issuer's Form 10-Q for the period ending on April 30, 2005, filed with the Securities and Exchange Commission on June 16, 2005 and the 4,612,245 Shares issued upon conversion of notes and preferred stock as reported by Prentice Capital Management and its affiliates in their 13D/A, dated August 9, 2005.

          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section
13(d)(3) of the Exchange Act. Each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

          (b) Prentice Capital Management has, except in limited circumstances, the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares that SAC Capital Associates may be deemed to beneficially own as of the date hereof.

----------------------------------------------------         ------------------
CUSIP NO.      961840105            13D/A                    PAGE 8 OF 11 PAGES
----------------------------------------------------         ------------------

          (c) See  EXHIBIT 21 attached  hereto.  The  transactions  set forth on
EXHIBIT 21 were effected within 60 days preceding the filing of this Schedule 13D. The transactions were effected in open market transactions.

          (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e) Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 of the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 is being amended by adding the following to the end of Item 7:

21.  List of Transactions

----------------------------------------------------         ------------------
CUSIP NO.      961840105            13D/A                    PAGE 9 OF 11 PAGES
----------------------------------------------------         ------------------

                                   SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2005


S.A.C. CAPITAL ADVISORS, LLC


By:  /s/ PETER NUSSBAUM
     -----------------------------
     Name: Peter Nussbaum
     Title: Authorized Person


S.A.C. CAPITAL MANAGEMENT, LLC


By:  /s/ PETER NUSSBAUM
     -----------------------------
     Name: Peter Nussbaum
     Title: Authorized Person


S.A.C. CAPITAL ASSOCIATES, LLC


By:  /s/ PETER NUSSBAUM
     -----------------------------
     Name: Peter Nussbaum
     Title: Authorized Person


STEVEN A. COHEN

By:  /s/ PETER NUSSBAUM
     -----------------------------
     Name: Peter Nussbaum
     Title: Authorized Person

----------------------------------------------------         ------------------
CUSIP NO.      961840105            13D/A                    PAGE 10 OF 11 PAGES
----------------------------------------------------         ------------------

                                  EXHIBIT INDEX

21.      List of Transactions

----------------------------------------------------         ------------------
CUSIP NO.      961840105            13D/A                    PAGE 11 OF 11 PAGES
----------------------------------------------------         ------------------

                                   EXHIBIT 21

                              LIST OF TRANSACTIONS


          Name                     Date       Number of Shares        Price
                                             Purchased/ (Sold)      Per Share
---------------------------    -----------   -----------------    -------------
SAC Capital Associates, LLC      8/3/2005       (165,568)          $5.9216330

SAC Capital Associates, LLC      8/4/2005       (686,941)          $5.9449000

SAC Capital Associates, LLC      8/5/2005       (83,377)           $5.5138000

SAC Capital Associates, LLC      8/8/2005       (95,237)           $5.4738000

SAC Capital Associates, LLC      8/8/2005       (25,000)           $5.4600000

SAC Capital Associates, LLC      8/4/2005         3,539            $5.8995000